Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Completes $600 Million Preferred Share Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, October 21, 2016 – Bank of Montreal (TSX, NYSE: BMO) today announced it has closed its domestic public offering of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 38 (the “Preferred Shares Series 38”). The offering was underwritten on a bought deal basis by a syndicate of underwriters led by BMO Capital Markets. Bank of Montreal issued 24 million Preferred Shares Series 38 at a price of $25 per share to raise gross proceeds of $600 million.

The Preferred Shares Series 38 were issued under a prospectus supplement dated October 14, 2016, to the Bank’s short form base shelf prospectus dated April 13, 2016. Such shares will commence trading on the Toronto Stock Exchange today under the ticker symbol BMO.PR.B.

The Preferred Shares Series 38 have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such securities in the United States or in any other jurisdiction where such offer is unlawful.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com